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                           November 21, 2023

       Maria Zannes
       Chief Executive Officer
       bioAffinity Technologies, Inc.
       22211 W. Interstate 10, Suite 1206
       San Antonio, Texas 78257

                                                        Re: bioAffinity
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2023
                                                            File No. 333-275608

       Dear Maria Zannes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Leslie Marlow, Esq.